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Routemaster Capital Announces Investment in Maps.me, a Travel Application Bringing DeFi Services to Its Global User Base of 140  Million

TORONTO, Jan. 27, 2021 (GLOBE NEWSWIRE) -- Routemaster Capital Inc., a Canadian decentralized finance company (Routemaster) (NEO: DEFI, GR: RMJR), is pleased to announce that it has finalized an investment in Maps.me, one of the first implementations of decentralized finance technologies for a large international user base of consumers.

Routemaster, through its recent acquisition of DeFi Holdings Inc., is focused on providing public market investors with access to the rapid growth in decentralized finance. This new model for financial services enables transactions between different parties to be processed through distributed ledger technology, or blockchain, rather than be centralized through a traditional financial institution.

Maps.me is the leading global offline mapping application, helping a wide range of users navigate the world without using often- costly mobile data. The new Maps.me 2.0 iteration will add embedded financial services: a multi-currency wallet, foreign exchange for travel, peer-to-peer payment services and passive income investment products generating yields of up to 8% – all with low fees and no hidden costs.

“Maps.me will combine a smart travel tool with the biggest gateway in the market for the adoption of DeFi,” said Alex Grebnev, co-founder of Maps.me. “We’re pleased to be working with Routemaster and our other partners to enrich the lives of millions of consumers around the world.”

Maps.me has recently finalized a US$50 million investment to launch these new Maps.me 2.0 features, led by Alameda Research, CMS Holdings and Genesis Capital.

“We are excited to see the potential of such a large user base which will be able to access new DeFi protocols and drive adoptions growth, this is surely the first of many implementations of its kind,” said Olivier Roussy Newton a co-founder of DeFi Holdings and advisor to Routemaster.

About Maps.me:
Maps.me is the world’s leading offline mapping application. Over the last nine years, Maps.me has been trusted by 140 million users, with over 60 million people using Maps.me last year to navigate across 195 countries. This trusted travel companion provides turn-by-turn routing, travel guides, and detailed mapping.

About Routemaster Capital Inc.
Routemaster Capital Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

For further information, please contact:
Daniyal Baizak
President and Chief Executive Officer
Tel: +1 (416) 861-1685

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the investment in Maps.me; the terms of such transaction, the business of DeFi Holdings; the pursuit by Routemaster and DeFi Holdings of investment opportunities; the decentralized finance industry and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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